THE BOEING COMPANY

October 18, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jenny O’Shanick

Re:	The Boeing Company

Registration Statement on Form S-3

Filed October 15, 2024

File No. 333-282628

Ladies and Gentlemen:

The Boeing Company, a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-282628), filed by the Company with the United States Securities and Exchange Commission on October 15, 2024 (the “Registration Statement”), to 4:00 p.m., Eastern time, on Tuesday, October 22, 2024, or as soon thereafter as practicable.

Please contact Robert M. Hayward, P.C. of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-2133 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

THE BOEING COMPANY

/s/ Dana E. Kumar
Dana E. Kumar
Assistant Corporate Secretary and Chief Counsel